

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 28, 2010

Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

  **Re: Carbon 612 Corporation
    Amendment no. 2 to Form 10-12G
    Filed September 30, 2010
    Amendment no. 1 to Form 10-Q for fiscal quarter ended March 31, 2010
    Filed September 29, 2010
    File No. 000-53882**

Dear Mr. Green:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment no. 2 to Form 10-12G

Business, page 3

1. Regarding your response to prior comments 1 and 2:

- Please tell us why you believe that you will not incur installation costs on the additional 2,000 units to reach the 10,000 unit level.
- Please provide additional detail regarding how you have sufficient information to provide reasonable assurance of the accuracy of your $150 cost to product the unit and $100 installation.

- Please show us how your analysis reflects the costs of complying with your obligations under the federal securities laws.
- Please reconcile the "approximately $20 per month" charge mentioned on page 5 with the $8.95 - $29.95 price mentioned on page 18.

Background, page 3

2. We note the deletion from the first paragraph based on your response to prior comment 18 and your disclosure in the last paragraph on page 3. Please balance your disclosure regarding Clear Skies to include the losses it experienced and the existence of, and reasons for, the going concern language in the audit report provided to Clear Skies. With a view toward disclosure, please also tell how adverse developments with Clear Skies' existence would affect you, your ownership structure and your access to and costs of employees and facilities.

Products and Services, page 4

3. We note your response to our prior comment 3. However, please revise to clarify your statement in the first bulleted point on page 4 that the process is now underway. For example, please revise to clarify if you have now submitted the necessary test units to Underwriters Laboratory.

4. We note your response to our prior comment 4. However, we note your disclosure in the fourth paragraph on page F-22. Please revise.

XTRAX Recurring Revenue Model, page 5

5. Please provide us with a copy of the Solar Energy Industries Association report mentioned in the fourth paragraph on page 6, clearly marking the relevant sections of these reports.

6. We note your response to prior comments 7 and 10; however, it remains unclear how you have a reasonable basis to state that your proposed service provides the highest market value, reliability and cost-effectiveness and that your product is preferred when you have not generated revenue. Please revise your disclosure accordingly.

7. Please expand your responses to prior comments 7 and 8 to show us your calculations that quantify (1) the amount of renewable energy credits that customers typically receive in comparison to amount they would have to pay for your service, and (2) the amount of additional value that customers would receive by using your service compared to the cost of your service.

8. We note your response to our prior comment 8. We also note that, in the second paragraph on page 6, you state that your business model is to license and install

XTRAX on all sub-100kW systems in the United States. However, in the fourth paragraph on page 6, you provide the total installed resident solar systems in the United States. Please revise to also disclose the total number of sub-100kW systems in the United States. Please also revise to disclose whether you are able to quantify the portion of the total number of disclosed installed systems which are sub-100kW systems in jurisdictions that provide renewable energy credits.

Competition, page 8

9.   Please expand your response to our prior comment 10 to provide us with objective support for your statement regarding the costs of other monitoring systems.

Government Subsidies, page 9

10.   Please expand your response to prior comment 11 to address publicly reported reductions or suspensions of state incentive programs.

Overview, page 17

11.   Please expand your disclosure added in response to prior comment 14 to clarify how the "client present value" operates relative to your business. For example, do you enter into or facilitate execution of the agreement "on behalf of [the] client"? If so, what are the material terms of the agreement, such as duration and termination provisions? If not, who are the parties to the agreement?

12.   We note your disclosure indicating that the unit will be installed outside the home, although your previous disclosure indicated that it would be installed inside the home. We also note the change on page 7 from your disclosure that the meter is unique to disclosure that it is standard. In an appropriate section of your document, please describe the reasons for these developments. Ensure that you disclosure makes clear what you mean by the term "CT sensor."

Liquidity and Capital Resources, page 20

13.   We note your statement that at June 30, 2010 you had approximately $3,000 in cash and at September 27, 2010, you had approximately $8,000 in cash. Please revise to discuss the cause of this increase in cash.

Item 6. Executive Compensation, page 24

14.   Please expand your response to prior comment 20 to clarify whether, and if so how, you considered Regulation S-K Compliance and Disclosure Interpretations 217.08 and 217.09.

Certain Relationships and Related Transactions, page 24

15.   Please reconcile your disclosure in this section with the information in your financial
        statements. For example, we note the amount due to the parent company on page F-3.

Item 11. Description of Registrant's Securities to be Registered, page 26

16.   We note your response to our prior comment 23. However, you have not addressed
        in your response your assertion that, if you have not filed all required reports under
        the Exchange Act, holders of your common stock may resell their shares of common
        stock pursuant to Rule 144. Provide us your analysis of the authority supporting your
        statement.

Financial Statements
Note 1. Nature of operations and basis for presentation, page F-7

17.   Please revise your Loss per share for the Restated Period from September 10, 2008 to
        December 31, 2008 as it does not appear mathematically correct.

18.   We note your statement on page F-8 as well as F-18 that "[i]t was determined by the
        SEC… that [y]our financial statements as of and for each of the years ended
        December 31, 2008 and 2009 contained an error…" It is inappropriate to represent
        that the Commission itself reviewed or made determinations regarding your filings
        when in fact you elected to revise your filing as a result of *staff* comments or
        otherwise. Also, you should not imply that you are not responsible for decisions
        regarding your disclosure. Please revise.

Note 3. Related Party Transactions, page F-13

19.   We re-issue our previous comment 28. Please clarify how the change in accounting
        for the warrant liability is included in your restated financial statements and in Note 1
        as indicated in your response. It is unclear from your disclosure whether the change in
        accounting for the warrant liability is part of your restatement.

Amendment no. 1 to Form 10-Q for fiscal quarter ended March 31, 2010
Item 4T. Controls and Procedures, page 16

20.   With a view towards disclosure, please tell us why your Chief Executive Officer and
        Chief Financial Officer have concluded that your disclosure controls and procedures
        were not effective, and discuss how you intend to rectify such deficiencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Jeff Cahlon – Sichenzia Ross Friedman